Exhibit 3.1

ESGEN ACQUISITION CORPORATION

(the “Company”)

The following resolution was duly adopted as a special resolution of the Company at an extraordinary general meeting of the Company held on 20 October 2023 at 11:00 am (Eastern Time).

The Extension Proposal

RESOLVED, as a special resolution, that the proposed payment by the Company from the Company’s working capital account into the Trust Account of the lesser of $105,000 or $0.0525 for each Public Share that is outstanding following the exercise of redemption rights in connection with the Extension Proposal be approved and that the Amended and Restated Memorandum and Articles of Association of the Company be amended by the deletion of the existing Article 165 in its entirety and the insertion of the following language in its place:

“165 (a) In the event that either the Company does not consummate a Business Combination by twenty seven months after the closing of the IPO, subject to any extension in accordance with Article 165 (c), the Company shall: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund and not previously released to the Company to pay income taxes, if any (less up to $100,000 of interest to pay winding up and dissolution expenses), divided by the number of Public Shares then in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in the case of sub-articles (ii) and (iii), to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

165 (b) If any amendment is made to Article 165(a) or 165(c) that would modify the substance or timing of the Company’s obligation to provide holders of the Class A Shares the right to have their shares redeemed in connection with the Business Combination or to redeem 100% of the Public Shares if the Company does not complete its initial Business Combination by January 22, 2024 (the “Initial Business Combination Date”) or any subsequent Additional Extension Date (as defined below) or with respect to any other provision relating to the rights of holders of the Class A Shares, each holder of Public Shares shall be provided with the opportunity to redeem their Public Shares upon the approval of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund and not previously released to the Company to pay its income taxes, if any (less up to $100,000 of interest to pay winding up and dissolution expenses), divided by the number of Public Shares then in issue. Notwithstanding the foregoing, the Company shall not redeem Public Shares in connection with such amendment that would cause the Company’s net tangible assets to be less than US$5,000,001 (upon consummation of the Business Combination and after payment of underwriter fees and commissions) following such redemptions.

165 (c) Notwithstanding this Article or any other provision of the Articles, in the event that the Company has not consummated an initial Business Combination by the Initial Business Combination Date, the Company may, if requested by the Sponsor, without any approval of the Members, by resolution of the board of Directors and upon five days’ advance notice prior to the Initial Business Combination Date, extend the deadline date of the initial Business Combination up to six times (with each such extension being upon five days’ advance notice) (each, an “Additional Extension Date”), each by one additional month (for a total of up to six additional months to complete a Business Combination), provided that the Sponsor (or its affiliates or permitted designees) (the “Lender”) will deposit into the Trust Account: the lesser of (a) US$35,000 or (b) $0.0175 for each Public Share that is then-outstanding, in exchange for one or more non-interest bearing, unsecured promissory notes issued by the Company to the Lender. If the Company completes its initial Business Combination, it will, at the option of the Lender, repay the amounts loaned under the promissory note or convert a portion or all of the amounts loaned under such promissory note(s) into warrants at a price of $1.00 per warrant, which warrants will be identical to the private placement warrants issued to the Sponsor at the time of the IPO. If the Company does not complete a Business Combination by the deadline to consummate an initial Business Combination, such promissory notes will be repaid only from funds held outside of the Trust Account.”

/s/ Nader Daylami

Nader Daylami, Chairperson of the Meeting

Date: 20 October 2023

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